Exhibit 21.1

SUBSIDIARIES OF

WORKDAY, INC.*

Jurisdiction

of Incorporation

Jurisdiction of Incorporation
Workday Limited	Ireland

*

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Workday, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the year covered by this report.